Exhibit 21.1

List of Subsidiaries of Votorantim Celulose e Papel S.A.

Name	Jurisdiction of Incorporation
Normus Empreendimentos e Participações Ltda.	Brazil
Newark Financial Inc.	USA
VCP North America Inc.	USA
VCP Overseas Holding KFT.	Hungary
VCP-MS Celulose Sul Mato-Grossense Ltda.	Brazil
Aracruz Celulose S.A.	Brazil
Asapir Produção Florestal e Comércio Ltda.	Brazil
Voto - Votorantim Overseas Trading Operations IV Ltd.	Cayman Islands
Arapar S.A.	Brazil
São Teófilo Empreendimentos e Participações S.A	Brazil